UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 12

PENSKE AUTOMOTIVE GROUP, INC.

(Name of Issuer)

Common Stock (Par Value $0.0001 Per Share)

(Title of Class of Securities)

909440 10 9

(CUSIP Number)

Mr. Takeshi Mitsui, General Manager

Freight Transportation & Lease Business Division, Mobility Business Unit I

Mitsui & Co., Ltd.

2-1, Otemachi 1-chome

Chiyoda-ku Tokyo 100-8631, Japan

(Phone) + 81-3-3285-4407

Mr. Yuji Tokunaga, Senior Vice President

Mitsui & Co. (U.S.A.), Inc.

200 Park Avenue, New York, NY 10166

(Phone) 212-878-4845

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Ezra Borut, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

December 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

Schedule 13D

CUSIP No. 909440 10 9

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person 98-0110185 Mitsui & Co., Ltd.
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,322,205
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,322,205

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,322,205 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)
(13)	Percent of Class Represented by Amount in Row (11) 17.0% (2)
(14)	Type of Reporting Person CO

(1)

To the extent that the parties to the Stockholders Agreement may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

(2)	All percentages are based on 78,295,038 shares of voting common stock outstanding as of October 25, 2021.

CUSIP No. 909440 10 9

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person 13-2559853 Mitsui & Co. (U.S.A.), Inc.
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,322,205
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,322,205

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,322,205 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)
(13)	Percent of Class Represented by Amount in Row (11) 17.0% (2)
(14)	Type of Reporting Person CO

(1)

To the extent that the parties to the Stockholders Agreement may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

(2)	All percentages are based on 78,295,038 shares of voting common stock outstanding as of October 25, 2021.

This Amendment No. 12 amends and supplements the statement on Schedule 13D initially filed by the Reporting Persons on April 11, 2003, as amended by Amendment No. 1 filed on April 25, 2003, by Amendment No. 2 filed on February 17, 2004, by Amendment No. 3 filed on March 26, 2004, by Amendment No. 4 filed on January 27, 2006, by Amendment No. 5 filed on September 18, 2006, by Amendment No. 6 filed on February 5, 2010, by Amendment No. 7 filed on July 30, 2013, by Amendment No. 8 filed on October 23, 2017 by Amendment No. 9 filed on March 27, 2018, by Amendment No. 10 filed on December 14, 2018 and by Amendment No. 11 filed on March 1, 2019 (the “Statement”). Information reported in the Statement remains in effect except to the extent that it is amended, restated, superseded or supplemented by information contained in this Amendment No. 12. Capitalized terms used and not defined in this Amendment No. 12 shall have the meanings set forth in the Statement.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and supplemented as follows:

Information with respect to the directors and executive officers of the Reporting Persons set forth in Annex A to the Statement is hereby amended and restated in its entirety as set forth in Annex A to this Amendment No. 12, and is incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented as follows:

(a) The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 13,322,205 shares of Common Stock. The Common Stock owned by the Reporting Persons constitutes approximately 17.0% of the Common Stock issued and outstanding, computed on the basis of 78,295,038 shares of Common Stock issued and outstanding as of October 25, 2021 (as provided in the Company’s most recent Form 10-Q). To the Reporting Persons’ knowledge, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, any Common Stock.

To the extent that the parties to the Stockholders Agreement may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

(b) Mitsui Japan and Mitsui USA have the shared power to vote (or to direct the vote) and to dispose (or direct the disposition) of 13,322,205 shares of Common Stock.

(c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Persons.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby supplemented as follows:

On December 16, 2021, Mitsui USA and the Company entered into a services agreement (the “Services Agreement”) governing the terms and conditions of an arrangement whereby Mitsui USA is expected to arrange for Mr. Kota Odagiri, an employee of the Reporting Persons, to provide certain supporting services from time to time to the Company. A copy of the Services Agreement is filed hereto as Exhibit 28 and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit 28	Services Agreement dated as of December 16, 2021, by and among Mitsui USA and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 17, 2021).

Exhibit 29	Power of Attorney for Yoshio Kometani, dated December 20, 2021

.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 21, 2021

MITSUI & CO., LTD.

By:	/s/ Takeshi Mitsui
Name: Takeshi Mitsui
Title: Attorney-in-Fact*

* Duly authorized under Power of Attorney filed as Exhibit 29 hereto.

MITSUI & CO. (U.S.A.), INC.

By:	/s/ Yuji Tokunaga
Name: Yuji Tokunaga
Title: Senior Vice President

ANNEX A

Unless otherwise indicated below, the business address of the directors and executive officers of (x) Mitsui & Co., Ltd. (“Mitsui Japan”) is 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631, Japan and (y) Mitsui & Co. (U.S.A.) (“Mitsui USA”) is 200 Park Avenue, New York, NY 10166, USA. Each occupation set forth opposite such person’s name refers to employment with the Reporting Persons. For external directors, additional occupation and employment information is separately noted below. To the Reporting Persons’ knowledge, none of the directors or executive officers of Mitsui Japan nor the directors or executive officers of Mitsui USA has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Each of the directors and executive officers of the Reporting Persons listed below is a citizen of Japan, with the exception of Mr. Samuel Walsh and Ms. Jenifer Rogers. Mr. Samuel Walsh is a citizen of Australia and Ms. Jenifer Rogers is a citizen of the United States of America.

Directors and Executive Officers of Mitsui Japan

Name	Occupation and Business Address	Number of Shares of Common Stock Beneficially Owned
Tatsuo Yasunaga	Representative Director, Chairman of the Board of Directors	—
Kenichi Hori	Representative Director, President and Chief Executive Officer	—
Takakazu Uchida	Representative Director, Executive Vice President	—
Hirotatsu Fujiwara	Representative Director, Executive Vice President	—
Shinichiro Omachi	Representative Director, Executive Vice President	—
Yoshio Kometani	Representative Director, Senior Executive Managing Officer	—
Miki Yoshikawa	Representative Director, Senior Executive Managing Officer	—
Motoaki Uno	Representative Director, Senior Executive Managing Officer	—
Yoshiaki Takemasu	Representative Director, Executive Managing Officer	—
Izumi Kobayashi (i)	Director	—
Jenifer Rogers (ii)	Director	—
Samuel Walsh (iii)	Director	—
Takeshi Uchiyamada (iv)	Director	—
Masako Egawa (v)	Director	—
Shinsuke Kitagawa	Senior Executive Managing Officer	—
Koji Nagatomi (1)	Senior Executive Managing Officer	—
Sayu Ueno (2)	Senior Executive Managing Officer	—
Hiroyuki Tsurugi (3)	Executive Managing Officer	—
Hiroshi Meguro (4)	Executive Managing Officer	—
Hirohiko Miyata (5)	Executive Managing Officer	—
Takeo Kato (6)	Executive Managing Officer	—
Yuki Kodera (7)	Executive Managing Officer	—
Yoshiki Hirabayashi	Executive Managing Officer	—
Motoyasu Nozaki	Executive Managing Officer	—
Masahiro Moriyasu (8)	Executive Managing Officer	—

External Directors:

(i)	External Director, ANA HOLDINGS INC.; External Director, Mizuho Financial Group, Inc.; External Director, OMRON Corporation

(ii)	General Counsel Asia, Asurion Japan Holdings G.K.; External Director, Kawasaki Heavy Industries, Ltd.; External Director, Nissan Motor Co., Ltd; President, American Chamber of Commerce in Japan

(iii)	Chairman of the Board, Gold Corporation (Australia) the Perth Mint; Non Executive Director, Ma’aden Mining Limited (Saudi Arabia)

(iv)	Chairman of the Board of Directors, Toyota Motor Corporation; External Director, JTEKT CORPORATION

(v)	External Director, Tokio Marine Holdings, Inc.; Specially Appointed Professor, Graduate School of Business Administration, Hitotsubashi University

Location:

(1)	12 Marina View, #31-01 Asia Square Tower 2 Singapore 018961

(2)	200 Park Avenue, New York, NY 10166-0130, USA

(3)	Level 15, 120 Collins Street, Melbourne, 3000 Victoria, Australia

(4)	Presnenskaya Naberezhnaya, 10, Naberezhnaya Tower Block “B”, 16th floor, Moscow, 123112, Russian Federation

(5)	8th and 9th Floors, 1 St. Martin’s Le Grand, London EC1A 4AS, United Kingdom

(6)	15th-17th Floor, Sathorn City Tower, 175 South Sathorn Road, Tungmahamek, Sathorn Bangkok 10120, Thailand

(7)	Avenida Paulista, 1842, 23º andar, Edifício Cetenco Plaza, “Torre Norte”, São Paulo - SP - Brasil - CEP 01310-923

(8)	8th Floor, China World Tower, 1 Jianguomenwai Avenue, Beijing 100004, China

Directors and Executive Officers of Mitsui USA

Name	Occupation and Business Address	Number of Shares of Common Stock Beneficially Owned
Sayu Ueno	Director, President & Chief Executive Officer	—
Tetsuya Koide	Director, Senior Vice President & Chief Strategy Officer	—
Masao Kurihara	Director, Senior Vice President & Chief Financial Officer	—
Tomohiro Musha	Director, Senior Vice President, Chief Human Resources Officer & Chief Compliance Officer	—
Tomohide Tsumura	Senior Vice President	—
Satoshi Saito	Senior Vice President	—
Kazuki Shimizu	Senior Vice President	—
Yuji Tokunaga	Senior Vice President	—
Hiroyuki Takahashi	Senior Vice President	—
Tetsu Watanabe	Senior Vice President	—
Akira Hayasaka (1)	Senior Vice President	—
Shuichi Matsuzawa	Senior Vice President	—
Fuyuhiko Nakata	Senior Vice President
Kenji Kaneko	Senior Vice President	—
Ryo Ohashi (2)	Senior Vice President	—
Shigeyuki Toya	Senior Vice President	—
Takaaki Kakudoh (3)	Senior Vice President	—
Tsuyoshi Watanabe	Vice President
Linda Primrose (1)	Secretary	—
David Dressler	Assistant Secretary	—

Location:

(1)	1300 Post Oak Blvd., Suite 1700, Houston, TX 77056, USA

(2)	535 Middlefield Road, Suite 100, Menlo Park, CA 94025, USA

(3)	750 17th Street, NW, Suite 400, Washington D.C. 20006, USA